

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2017

Via E-mail
Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
10990 Wilshire Boulevard, Suite 1060
Los Angeles, CA 90024

> **Re:** **1st stREIT Office Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 2, 2017**
> **File No. 024-10716**

Dear Mr. Karsh:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2017 letter.

General

1.   We note your disclosure on pages 31 and 68 that you were granted a license by your sponsor to use the Tryperion and stREITwise names. We further note that you have revised the cover page of the offering circular to include the stREITwise name and logo. Please revise your disclosure to clarify how you intend to use these names, including whether you intend to market the offering under one or both of these names.

Unaudited Pro Forma Condensed Financial Information, page F-2

2.   We note your response to prior comment 1 and revised pro forma financial information. Please further revise the unaudited pro forma condensed statement of income and unaudited pro forma condensed balance sheet to combine the "actual" and

"pro forma" financial statement lines into single financial statement lines, where applicable. For example in your pro forma condensed statement of income the "Interest and loan costs – actual" and "Interest and loan costs – pro forma" lines should be combined to simply present "Interest and loan costs" and the pro forma adjustments impacting the line can be presented separately on the face of the pro forma financial statement or in the notes to the pro forma financial statements with a level of detail that would enable a reader to determine how the adjustment was calculated.

3.   Please explain to us and revise your disclosure in note (e) to describe the nature of the items being eliminated from other assets and other liabilities and the reason for removing such items.

4.   Please explain to us and revise your disclosure in note (g) to explain how you arrived at the pro forma adjustments related to accrual of property taxes and tenant security deposits.

Part III - Exhibits

5.   We note your disclosure on page 11 that you entered into the management agreement with your operating partnership and your manager effective as of June 22, 2017 and that your manager entered into a support agreement with your sponsor. Please file these executed agreements as exhibits or tell us why you are not required to do so.

6.   We note that you have included test-the-waters materials related to Facebook, Twitter and LinkedIn posts. We further note that three of these posts offer investors the opportunity to reserve shares and include the text "LINK." Please confirm your test-the-waters materials include an active link or revise your test-the-waters materials to include such link.

        You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney at 202-551-3758 or me at 202-551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities